As filed with the Securities and Exchange Commission on April 21, 2006

Registration Statement No. 333-129503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

ON

FORM S-3*

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HAWAIIAN HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	4512	No. 71-0879698
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

3375 Koapaka Street, Suite G-350
Honolulu, HI 96819
(808) 835-3700

(Address, including ZIP Code, and telephone number, including area code, of registrant’s principal executive offices)

Mark B. Dunkerley
Chief Executive Officer
Hawaiian Holdings, Inc.
3375 Koapaka Street, Suite G-350
Honolulu, HI 96819
(808) 835-3700

(Name, address, including ZIP Code, and telephone number, including area code, of agent for service)

Copies to:

David Z. Arakawa	Charles I. Weissman, Esq.
Secretary	Dechert LLP
Hawaiian Holdings, Inc.	30 Rockefeller Plaza
3375 Koapaka Street, Suite G-350	New York, NY 10112
Honolulu, HI 96819	(212) 698-3500
(808) 835-3700

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, par value $0.01 per share	16,974,446	$2.69	(2)	$45,661,260	$5,374	(3)

(1)                                 Pursuant to Rule 416(a), this registration statement shall also cover any additional shares of common stock of Hawaiian Holdings, Inc. that become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration that increases the number of outstanding shares of common stock.

(2)                                  Estimated in accordance with Rule 457(c) for the purpose of computing the amount of the registration fee based on the average high and low sales prices of the common stock of Hawaiian Holdings, Inc. as reported on the American Stock Exchange on November 1, 2005.

(3)                                  This fee was previously paid in connection with the registrant’s initial filing on November 7, 2005.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*EXPLANATORY NOTE

This Amendment No. 2 to Form S-1 on Form S-3 is being filed to remove from this Registration Statement 4,050,000 shares of common stock issuable upon exercise of warrants issued to certain lenders or their affiliates in connection with the refinancing of the Company’s term B credit facility. The Registrant intends to register such shares pursuant to a separate registration statement on Form S-3 as soon as practicable. Amendment No. 1 to Form S-1 on Form S-3 converted the Registration Statement on Form S-1 (No. 333-129503) into a Registration Statement on Form S-3.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED  APRIL 21, 2006

PRELIMINARY PROSPECTUS

16,974,446 Shares

Hawaiian Holdings, Inc.

Common Stock

This prospectus relates to the resale of up to 16,974,446 shares of our common stock by the selling stockholders listed in this prospectus under the section “Selling Stockholders.”  These shares include: (i) 10,000,000 shares of common stock currently owned directly by RC Aviation LLC, a principal stockholder of our company, (ii) 5,973,384 shares of common stock currently issuable upon exercise of a warrant held by RC Aviation LLC, (iii) 650,000 shares of common stock issued to three institutional investors in December 2004, and (iv) 351,062 shares of common stock issued to Donald J. Carty, one of our directors, in July 2004. As described in this prospectus under the section “Plan of Distribution,” RC Aviation LLC intends to distribute to its members, as soon as practicable following the effective date of the registration statement of which this prospectus is a part, the shares of common stock referenced in (i) above and the warrant referenced in (ii) above.

The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. However, as described in greater detail in this prospectus under the section “Use of Proceeds,” we may receive the proceeds from the exercise of the warrant issued to RC Aviation LLC.

Our common stock is quoted on the American Stock Exchange (Ticker: HA) and the Pacific Exchange (Ticker: HA). On April 18, 2006, the last reported sale price of our common stock was $4.20 per share.

THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS COMMENCING ON PAGE 3 IN DETERMINING WHETHER TO PURCHASE THE SHARES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is          , 2006

Table of Contents

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus. It does not contain all the information that may be important to you. You should read this entire prospectus carefully, particularly the “Risk Factors.” Reference to the term “Holdings” refers only to Hawaiian Holdings, Inc., and reference to the term “Hawaiian” refers only to Hawaiian Airlines, Inc., Holdings’ sole operating subsidiary. Unless the context otherwise requires, references in this prospectus to the terms “Company”, “we”, “our”, and “us” refer to: (i) Hawaiian  only, with respect to periods prior to August 29, 2002 (the date of the corporate restructuring that resulted in the creation of Holdings as the holding company for Hawaiian); (ii) Holdings and its subsidiaries, including Hawaiian, with respect to the period from August 29, 2002 through and including March 31, 2003 (the date that Holdings deconsolidated Hawaiian for accounting purposes); (iii) Holdings only, with respect to the period from April 1, 2003 and through June 1, 2005; and (iv) Holdings and its subsidiaries, including Hawaiian, from and after June 2, 2005 (the effective date of Hawaiian’s joint plan of reorganization).

Our Company

We are a holding company whose primary asset is the sole ownership of all issued and outstanding shares of  common stock of Hawaiian. Based on the total number of miles flown by revenue passengers in 2005, Hawaiian was the largest airline headquartered in Hawaii and the sixteenth largest domestic airline in the United States. Hawaiian offers daily service on transpacific routes between Hawaii and Los Angeles, Sacramento, San Diego, San Francisco, San Jose, Las Vegas, Phoenix, Portland, and Seattle, as well as daily service among the Hawaiian Islands, and additional service to Australia, American Samoa and Tahiti.

Hawaiian was originally incorporated in January 1929 under the laws of the Territory of Hawaii and became our indirect wholly-owned subsidiary pursuant to a corporate restructuring that was consummated in August 2002. Hawaiian became a Delaware corporation and our direct wholly-owned subsidiary in June 2005 pursuant to a short-form merger. Holdings was incorporated in April 2002 under the laws of the State of Delaware.

Recent Developments

On March 13, 2006, we agreed with certain of the lenders who participated in funding Hawaiian’s Third Amended Joint Plan of Reorganization and certain additional lenders to increase the term loans under our senior secured credit facility and subordinated secured credit facility by approximately $91 million in the aggregate. Hawaiian’s amended credit facilities consist of $135.0 million of term loans (a $62.5 million term loan under the senior secured credit facility and a $72.5 million term loan under the subordinated secured credit facility) and a $25.0 million revolving line of credit. Proceeds from the additional amounts borrowed will be used to redeem our Series A and Series B Subordinated Convertible Notes due June 1, 2010, to fund the retrofit of the four used Boeing 767 aircraft acquired by Hawaiian in the first quarter of 2006, and to acquire certain additional assets. The credit facilities provide for $64.6 million of the financing proceeds to be held in a restricted account, subject to the satisfaction of certain conditions. Of this amount, $54.6 million will be used to redeem the Series A and Series B Subordinated Convertible Notes due June 1, 2010, inclusive of a 5.0% prepayment penalty, in the second quarter of 2006. The remaining $10.0 million will remain in escrow subject to the acquisition of specific assets by Hawaiian, which, if acquired, will be pledged as additional collateral to the lenders. If this asset acquisition does not occur by July 11, 2006, the remaining $10.0 million will be returned to the lenders under the subordinated secured credit facility, and the principal amount of the subordinated secured credit facility will be reduced commensurately.

Summary of the Offering

The following material is qualified in its entirety by the information appearing elsewhere in this prospectus.

Issuer	Hawaiian Holdings, Inc.

Common stock to be offered by selling stockholders	16,974,446 shares

Common stock outstanding
as of March 31, 2006	45,945,800 shares

Use of proceeds

We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus. The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. Accordingly, we will not receive any proceeds from the sale of the shares from the selling stockholders. However, we would receive the proceeds from the exercise of the warrants to purchase common stock which are expected to be held by the members of RC Aviation LLC to the extent that such warrants are exercised for cash. In the event that such warrants are exercised for cash, the aggregate proceeds received by us would be approximately $43,008,365. There can be no assurance concerning the number or the timing of the exercise of such warrants at this date. In addition, because the warrants expected to be held by the members of RC Aviation LLC contain provisions allowing for the payment of the exercise price by the tender of our common stock by the holders of such warrants, there can be no assurance that we would receive all such proceeds even if the warrants are exercised. It is expected that any proceeds realized from the exercise of such warrants will be used by us for general corporate purposes.

Risk Factors

Shares offered in this prospectus involve a high degree of risk. You should carefully consider the risk factors commencing on page 3 in determining whether to purchase the shares.

Our principal executive office is located at 3375 Koapaka Street, Suite G-350, Honolulu, HI 96819 and our telephone number is (808) 835-3700.

RISK FACTORS

You should carefully consider the risks described below and all other information contained in this prospectus before you make a decision to invest in our common stock.

Risks Relating to our Business

Our business is adversely affected by increases in fuel prices.

Aircraft fuel costs constitute a significant portion of Hawaiian’s operating expenses. Fuel costs represented 25.2% and 19.6% of Hawaiian’s operating expenses for the years ended December 31, 2005 and 2004, respectively. Based on gallons expected to be consumed in 2006, for every one-cent change in the cost per gallon of jet fuel, Hawaiian’s annual fuel expense increases or decreases by approximately $1.2 million. Fuel prices and supplies are influenced significantly by international political and economic circumstances, such as the war and post-war unrest in Iraq, as well as OPEC production curtailments, a disruption of oil imports, other conflicts in the Middle East, increasing demand from China, India and other developing countries, environmental concerns, weather and other unpredictable events. During the third quarter of 2005, Hurricanes Katrina and Rita caused widespread disruption to oil production, refinery operations and pipeline capacity along the U.S. Gulf Coast. As a result of these disruptions, the price of jet fuel increased significantly and the availability of jet fuel supplies was diminished. Further increases in jet fuel prices or disruptions in fuel supplies, whether as a result of natural disasters or otherwise, could have a material adverse effect on our results of operations, financial position or liquidity. From time to time, Hawaiian enters into heating oil forward contracts, jet fuel forward contracts, or other derivative instruments to hedge our financial exposure to fluctuations in the cost of jet fuel.

Our business is highly dependent on tourism, and our financial results could suffer if there is a downturn in tourism levels.

Our principal base of operations is in Hawaii and our revenue is linked primarily to the number of travelers (mostly tourists) to, from and among the Hawaiian Islands. Hawaii tourism levels are affected by, among other things, the political and economic climate in Hawaii’s main tourism markets, the availability of hotel accommodations, promotional spending by competing destinations, the popularity of Hawaii as a tourist destination relative to other vacation options, and other global factors, including natural disasters, safety and security. From time to time, various events and industry specific problems such as strikes have had a negative impact on tourism in Hawaii. In addition, the potential or actual occurrence of terrorist attacks, the wars in Afghanistan and Iraq, and the threat of other negative world events has had and may in the future again have a material adverse effect on Hawaii tourism. No assurance can be given that the level of passenger traffic to Hawaii will not decline in the future. A decline in the level of Hawaii passenger traffic could have a material adverse effect on our results of operations and financial condition.

Our business is subject to substantial seasonal and cyclical volatility.

Our profitability and liquidity are sensitive to seasonal volatility primarily due to leisure and holiday travel patterns. Hawaii is a popular vacation destination. Traffic levels are typically stronger during June, July, August and December and considerably weaker at other times of the year. During weaker travel periods, we may utilize discounted fare pricing strategies to increase our traffic volume. Our results of operations generally reflect this seasonality, but are also impacted by numerous other factors that are not necessarily seasonal. These factors include the extent and nature of fare changes and competition from other airlines, changing levels of operations, national and international events, fuel prices and general economic conditions, including inflation. Because a substantial portion of both personal and business airline travel is discretionary, the industry tends to experience adverse financial results in general economic downturns. As a result, our operating results for a quarterly period are not necessarily indicative of operating results for an entire year, and historical operating results are not necessarily indicative of future operating results. Additionally, airlines generally require substantial liquidity to sustain continued operations under most conditions.

Our business is impacted by the competitive advantages held by full service airlines in the transpacific market.

In the transpacific market, most of our competition comes from full service legacy airlines such as United Airlines, American Airlines, Continental Airlines, Delta Air Lines, and Northwest Airlines. Legacy airlines have a number of competitive advantages relative to Hawaiian that historically have enabled them to obtain higher fares than Hawaiian:

•                  Legacy airlines generate passenger traffic from throughout the U.S. mainland. In contrast, Hawaiian lacks a comparable network to feed passengers to its transpacific flights and is therefore more reliant on passenger demand in the cities we serve.

•                  Most legacy airlines operate from hubs, which can provide a built-in market of passengers, depending on the economic strength of the hub city and the size of the customer group that frequent the airline. For example, United flows sufficient passenger traffic throughout the U.S. mainland to schedule approximately 11 flights a day, depending on seasonality, between San Francisco and the Hawaiian islands, which gives San Francisco residents wishing to travel to Hawaii a large number of United non-stop flight choices to Oahu, Maui, Kauai and the Big Island, while Hawaiian, without feed traffic, can offer only one flight per day. In contrast, Honolulu, the hub of our operations, does not originate much transpacific travel, nor does it have the city strength or potential customer franchise of a city such as Chicago or Dallas necessary to provide Hawaiian with a built-in market. Tickets to Hawaii are for the most part not sold in Honolulu, but rather on the mainland, making Honolulu primarily a destination rather than origin of passenger traffic.

Our business is increasingly impacted by competition from low cost carriers.

Hawaiian has in the past been largely insulated from direct competition from low cost carriers or LCCs. Most LCCs have lacked the fleet and infrastructure necessary to provide long-haul trans-oceanic service. The Hawaii market has, however, in recent years, seen growing LCC competition from Aloha and ATA, which increased service to Hawaii from San Francisco and other cities in 2003, and US Airways which commenced service to Hawaii at the end of 2005. We also face the threat of more LCC competition in the future. Furthermore, a more fundamental and immediate consequence for us of the proliferation of LCCs is the response from full service legacy airlines, who are meeting the competition from LCCs by significantly reducing costs and adjusting their route networks to divert resources to long-haul markets such as Hawaii, where LCC competition is less severe. The result is that the legacy airlines have at the same time reduced their costs of operation and increased capacity in the Hawaii market. Additional capacity to Hawaii, whether from legacy airlines or LCCs, could result in a decrease in our share of the transpacific market, a decline in our transpacific yields, or both, which could have a material adverse effect on our results of operations and financial condition.

Additional potential competitors have announced their intentions to launch interisland air service.

In the interisland market, we face competition principally from two other airlines, Aloha Airlines and Island Air. In addition, Mesa Airlines, a regional carrier based in Phoenix, Arizona, has announced its intention to begin flying an interisland schedule with up to six 50-seat regional jets in the second quarter of 2006. If the additional capacity described by Mesa Airlines is added to existing interisland capacity, it could have a significant negative impact on interisland yields and/or passenger traffic to Hawaiian and ultimately our financial condition.

On February 13, 2006, we filed a complaint against Mesa Air Group, Inc. (Mesa) in the U.S. Bankruptcy Court for the District of Hawaii, Hawaiian Airlines, Inc. v. Mesa Air Group, Inc., Adversary Proceeding No. 06-90026 (Bankr. D. Haw.). The complaint alleges that Mesa misused confidential and proprietary information that was provided by us to Mesa in April and May of 2004. On March 16, 2006, Mesa filed its answer to the complaint and a counterclaim alleging violations of the Sherman Act, intentional interference with prospective economic advantage and unfair trade practices.

Demand for interisland service is declining, and is expected to decline for the foreseeable future.

The demand for interisland service has been steadily declining, as other airlines have increased direct service from the mainland to Oahu’s neighbor islands, obviating the need for interisland transfers, and as the infrastructure, particularly the availability of goods and services, in the neighbor islands improves. The total size of the interisland market is, therefore, expected to continue to shrink for the foreseeable future. A decline in the level of interisland passenger traffic could have a material adverse effect on our results of operations and financial condition.

Our business requires substantial financial and operating leverage.

The airline industry operates on low gross profit margins and revenue that varies substantially in relation to fixed operating costs. Due to high fixed costs, the expenses of each flight do not vary proportionately with the number of passengers carried, but the revenue generated from a particular flight is directly related to the number of passengers carried. Accordingly, while a decrease in the number of passengers carried would cause a corresponding decrease in revenue (if not offset by higher fares), it may result in a disproportionately greater decrease in profits. An increase in the number of passengers carried would have the opposite effect.

We are dependent on satisfactory labor relations.

Labor costs are a significant component of airline expenses and can substantially impact an airline’s results. Labor and related benefit costs represented approximately 28.5% and 32.8%, respectively, of Hawaiian’s operating expenses for the years ended December 31, 2005 and 2004. We may experience pressure to increase wages and benefits for our employees in the future. We may make strategic and operational decisions that require the consent of one or more of our labor unions. We cannot assure you that these labor unions will not require additional wages or benefits in return for their consent. In addition, we have entered into collective bargaining agreements with our pilots, mechanical group employees, clerical group employees, flight attendants, dispatchers and network engineers which are amendable in less than three years. We cannot assure you that future agreements with our employees’ unions will be on terms in line with our expectations or comparable to agreements entered into by our competitors, and any future agreements may increase our labor costs or otherwise adversely affect us. If we are unable to reach an agreement with any unionized work group, we may be subject to future work interruptions and/or stoppages, which may hamper or halt operations.

Our operations may be adversely affected if we are unable to attract and retain key executives, including our Chief Executive Officer.

We are dependent on our ability to attract and retain key executives, particularly Mark B. Dunkerley, our Chief Executive Officer, with whom we have entered into a three-year employment agreement ending on August 18, 2008. Competition for such personnel in the airline industry is highly competitive, and we cannot be certain that we will be able to retain our Chief Executive Officer or other key executives or that we can attract other qualified personnel in the future. Any inability to retain our Chief Executive Officer and other key executives, or attract and retain additional qualified executives, could have a negative impact on our operations.

We are increasingly dependent on technology to operate our business.

Any substantial or repeated failures of our computer or communications systems could impact our customer service, result in the loss of important data, loss of revenue, and increased costs, and generally harm our business. Like all companies, our computer and communication systems may be vulnerable to disruptions due to events beyond our control, including natural disasters, power or equipment failures and computer viruses and hackers. We have implemented various technology security initiatives, but there can be no assurance that these measures are adequate to prevent disruptions of our systems.

We are highly reliant on third-party contractors to provide certain facilities and services for our operations, and termination of our third-party agreements could have a potentially adverse effect on our financial results.

We have agreements with Alaska Airlines, US Airways, American Airlines, Continental Airlines, Delta Air Lines, Northwest Airlines, Island Air, and certain other contractors, to provide certain facilities and services required for our operations. These facilities and services include aircraft maintenance, code sharing, reservations, computer services, frequent flyer programs, passenger processing, ground facilities, baggage and cargo handling and personnel training. Our reliance on these third parties to continue to provide these important aspects of our business impact our ability to conduct our business effectively.

•                  Maintenance agreements.   We have maintenance agreements with Delta Air Lines, Goodrich Aviation Technical Services, the Pratt & Whitney division of United Technologies Corporation, Rolls Royce, Honeywell and others to provide maintenance services for our aircraft, engines, parts and equipment. If one or more of our maintenance providers terminate their respective agreements, we would have to seek alternative sources of maintenance service or undertake the maintenance of these aircraft or components ourselves. We cannot assure you that we would be able to do so on a basis that is as cost-effective as our current maintenance arrangements.

•                  Code sharing agreements.   We have code sharing agreements with Alaska Airlines, US Airways, American Airlines, American Eagle, Continental Airlines, Island Air, and Northwest Airlines. We also participate in the frequent flyer programs of Alaska Airlines, US Airways, American Airlines, Continental Airlines, Northwest Airlines and Virgin Atlantic Airways. Although these agreements increase our ability to be more competitive, they also increase our reliance on third parties.

•                  Fuel agreements.   We have entered into a jet fuel sale and purchase contract to provide us with a substantial amount of jet fuel, which we anticipate will be sufficient to meet all of our jet fuel needs for flights originating in Honolulu during 2006. If the fuel provider terminates its agreement with us, we would have to seek an alternative source of jet fuel. We cannot assure you that we would be able to do so on a basis that is as cost-effective as our current arrangement. We have agreements with vendors at all airports we serve to provide us with fuel. Should any of these vendors cease to provide service to Hawaiian for whatever reason, our operations could be adversely affected.

•                  Travel agency and wholesale agreements.   In 2005, passenger ticket sales from travel agencies and wholesalers constituted approximately 27% of our total operating revenue. Travel agents and wholesalers generally have a choice between one or more airlines when booking a customer’s flight. Accordingly, any effort by travel agencies or wholesalers to favor another airline or to disfavor us could adversely affect our revenue. Although we intend to maintain favorable relations with travel agencies and wholesalers, there can be no assurance that they will continue to do business with us. The loss of any one or several travel agencies and or wholesalers may have a material adverse affect on our operations.

We are subject to various risks as a result of our fleet concentration in Boeing 717s.

Our interisland fleet consists of 717 aircraft. In January 2005, Boeing Commercial Airplanes announced it would discontinue the production of that aircraft model in 2006. As a result, the availability of parts and maintenance support for 717 aircraft may become limited in future years. Additionally, we may experience increased costs in later years associated with parts acquisition for and/or maintenance support of this aircraft. Certain other carriers operating with a more diversified fleet may be better able to withstand such an event, if such an event occurred in the future.

Our business may be adversely impacted by the existence of a provision in Hawaiian’s aircraft leases with one of its lessors which could lead to the termination of up to seven 767-300ER leases beginning in 2007.

We currently lease seven Boeing 767-300ER aircraft from AWMS I, an affiliate of AWAS, formerly Ansett Worldwide Aviation Services, Inc. (AWAS). AWAS can terminate those leases early, after not less than 180 days prior notice to Hawaiian, beginning in March 2007. AWAS can terminate up to two of the leases between March 21, 2007 and September 20, 2007, up to three of the leases between September 21, 2007 and March 20, 2008 and up to two of the leases between March 21, 2008 and September 20, 2009. After September 20, 2009, AWAS can terminate any or all seven of the leases on not less than 180 days prior notice. If AWAS successfully exercises any or all of its early termination options, Hawaiian is responsible for the rents due under the leases until the aircraft are returned to AWAS (or its designees) and for the aircraft return provisions prescribed in the lease agreements. Accordingly, if AWAS terminates one or more of its leases early, and we are unable to obtain additional replacement aircraft, our operations could be adversely affected.

AWAS was recently sold to Terra Firma, a London-based private equity firm. Hawaiian has advised AWAS and Terra Firma that Hawaiian believes it may have the ability to successfully challenge AWAS’s exercise of the termination rights, and the parties are engaged in discussions to attempt to reach a consensual resolution of the issue. There can be no assurance that these discussions will resolve the matter in our favor, or that any challenges would succeed if litigated.

Our substantial debt could adversely affect our financial condition.

As of December 31, 2005, we had substantial indebtedness, including the remaining balance of $20.8 million of the $25.0 million term loan portion of a $50.0 million senior secured credit facility which was scheduled to mature on June 2, 2008, a $25.0 million junior term loan which was scheduled to mature on June 2, 2008, $27.5 million of notes payable to the Internal Revenue Service that mature in June 2011, and $52.3 million of subordinated convertible notes which mature on June 1, 2010 and are convertible into common stock at a conversion price of $4.35 per share commencing on June 1, 2006. On March 13, 2006, the term loan portion of our senior secured credit facility was increased from $25.0 million to $62.5 million, and our junior term loan was increased from $25.0 million to $72.5 million. We intend to redeem our subordinated convertible notes at 105% of the aggregate principal amount, plus all accrued and unpaid interest due and payable thereunder, in the second quarter of 2006.

The requirement to service our debt makes us more vulnerable to general adverse economic conditions, requires us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes, limits our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, and places us at a competitive disadvantage compared to any other competitor that has less debt than we do.

Certain of our financing agreements include financial covenants that impose substantial restrictions on our financial and business operations.

The terms of our senior secured credit facility and junior term loan agreements with Wells Fargo Foothill, Inc. and Canyon Capital Advisors, LLC, respectively, restrict our ability to, among other things, incur additional indebtedness, pay dividends or make other payments on investments, consummate asset sales or similar transactions, create liens, merge or consolidate with any other person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. The terms of the agreements contain covenants that require us to meet certain financial tests to avoid a default that might lead to early termination of the facilities. Moreover, these agreements contain covenants that require us to meet certain financial tests. If we were not able to comply with these covenants, our outstanding obligations under these facilities could be accelerated and become due and payable immediately.

We have identified a material weakness in our internal control over financial reporting, which, if not remedied effectively, could have an adverse effect on our business.

Management, through documentation, testing and assessment of our internal control over financial reporting pursuant to the rules promulgated by the SEC under Section 404 of the Sarbanes-Oxley Act of 2002 and Item 308 of Regulation S-K, has concluded that our internal control over financial reporting had a material weakness as of December 31, 2005. In response to this material weakness in our internal control over financial reporting, we are implementing additional controls and procedures. Furthermore, we intend to continue improving our internal control over financial reporting, and the implementation and testing of these continued improvements could result in increased cost and could divert management attention away from operating our business.

In future periods, if the process required by Section 404 of the Sarbanes-Oxley Act reveals further material weaknesses or significant deficiencies, the correction of any such material weakness or significant deficiency could require additional remedial measures which could be costly and time-consuming. Additionally, if we are unable to assert that our internal control over financial reporting is effective in any future period, or if we continue to experience material weaknesses in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price and potentially subject us to litigation.

Our share price could be subject to extreme price fluctuations, and stockholders could have difficulty trading shares.

The market price for our common stock has been and may continue to be subject to significant price fluctuations. Price fluctuations could be in response to operating results, changes in the competitive activity in the markets we serve, increased jet fuel prices, additional bankruptcy filings among the airlines, increased government regulation and general market conditions. Additionally, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of individual companies. These market fluctuations, as well as general economic conditions, may affect the price of our common stock.

In the past, securities class action litigation has often been instituted against a company following periods of volatility in the company’s stock price. This type of litigation, if filed against us, could result in substantial costs and divert our management’s attention and resources. In addition, the future sale of a substantial number of shares of common stock by us or by our existing stockholders may have an adverse impact on the market price of the shares of common stock. There can be no assurance that the trading price of our common stock will remain at or near its current level.

Risks Relating to the Airline Industry

The continued threat of terrorist attacks may adversely impact our business.

Since the terrorist attacks of September 11, 2001, the airline industry has experienced profound changes, including substantial revenue declines and cost increases, which have resulted in industry-wide liquidity issues. Additional terrorist attacks, even if not made directly on the airline industry, or the fear of such attacks, could further adversely impact us and the airline industry. In addition, other world events and developments may further decrease demand for air travel, and could result in further increased costs for us and the airline industry. We are currently unable to estimate the impact of any future terrorist attacks. However, any future terrorist attacks could have a material adverse impact on our business, financial condition and results of operations, and on the airline industry in general.

The airline industry is highly competitive, and if we cannot successfully compete in the marketplace, our financial condition and results of operations will be adversely affected.

The airline industry is highly competitive, and many of our competitors are larger and have substantially greater financial resources than we do. The commencement of or increase in service on our routes by existing or new carriers could negatively impact our operating results. In the past, competing airlines have reduced fares and increased capacity beyond market demand on routes served by us in order to maintain or generate additional revenue. Further fare reductions and capacity increases by competing airlines could force us to reduce fares or adjust our capacity to levels that may adversely affect our operations and profitability. Many of our competitors have larger customer bases, greater brand recognition and significantly greater financial and marketing resources than we do. Either aggressive marketing tactics or a prolonged fare war initiated by one or more of these competitors could adversely impact our financial resources and affect our ability to compete in these markets.

Vigorous price competition exists in the airline industry, with competitors frequently offering discounted fares and other promotions to stimulate traffic during weaker travel periods, generate cash flow or increase relative market share in selected markets. Airline profit levels are highly sensitive to changes in fuel costs, fare levels and passenger demand. Passenger demand and fare levels are influenced by, among other things, the state of the global economy, domestic and international events, airline capacity and pricing actions taken by carriers. The September 11, 2001 terrorist attacks, turbulent international events (including the war and post-war unrest in Iraq), high fuel prices and extensive price discounting by carriers have resulted in significant losses for the airline industry. The introduction of broadly available, deeply discounted fares by a U.S. airline could result in lower yields for the entire industry and could have a material adverse effect on our operating results.

The airline industry is subject to extensive government regulation, and new regulations could have an adverse effect on our financial condition and results of operations.

Airlines are subject to extensive regulatory requirements that result in significant costs. Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues. For example, the Aviation and Transportation Security Act, which became law in November 2001, mandates the federalization of certain airport security procedures and imposes additional security requirements on airlines. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. Some FAA requirements cover, among other things, retirement of older aircraft, security measures, collision avoidance systems, airborne windshear avoidance systems, noise abatement and other environmental concerns, commuter aircraft safety and increased inspections and maintenance procedures to be conducted on older aircraft. We expect to continue incurring expenses to comply with the FAA’s regulations.

Future regulatory developments in the U.S. and abroad could adversely affect operations and increase operating costs in the airline industry. For example, potential future actions that may be taken by the U.S. government, foreign governments, or the International Civil Aviation Organization to limit the emission of greenhouse gases by the aviation sector are unknown at this time, but the cost to us and our industry is likely to be significant. In addition, the ability of U.S. carriers to operate international routes is subject to change because the applicable arrangements between the U.S. and foreign governments may be amended from time to time, or because appropriate slots or facilities are not available. We cannot provide assurance that laws or regulations enacted in the future will not adversely affect us financially.

Our operations may be adversely impacted by increased security measures mandated by regulatory authorities.

Because of significantly higher security and other costs incurred by airports since September 11, 2001, many airports significantly increased their rates and charges to air carriers, including us, and may do so again in the future. Additionally, since September 11, 2001, the Department of Homeland Security and the Transportation Security Administration and other agencies within the Department of Homeland Security have implemented numerous security measures that affect airline operations and costs, and are likely to implement additional measures in the future. The Department of Homeland Security has announced greater use of passenger data for evaluating security measures to be taken with respect to individual passengers, expanded use of federal air marshals on flights (thus displacing revenue passengers), investigating a requirement to install aircraft security systems (such as active devices on commercial aircraft as countermeasures against portable surface to air missiles) and expanded cargo and baggage screening. A large part of the costs of these security measures is borne by the airlines and their passengers, and we believe that these and other security measures have the effect of increasing the hassle of air transportation and thus decreasing traffic. Security measures imposed by the U.S. and foreign governments subsequent to September 11, 2001 have increased our costs, and additional measures taken in the future may result in similar adverse effects. The budget for fiscal year 2006 submitted by the Bush Administration increases the passenger security fee to $5.00 from $2.50, which, if implemented, would result in an estimated additional annual tax of $1.3 billion on the airline industry. We cannot provide assurance that additional security requirements or security-related fees enacted in the future will not adversely affect us financially.

Our insurance costs have increased substantially in recent years and further increases in insurance costs or reductions in coverage could have an adverse effect on our financial results.

We carry types and amounts of insurance customary in the airline industry, including coverage for general liability, passenger liability, property damage, aircraft loss or damage, baggage and cargo liability and workers’ compensation. We are required by the DOT to carry liability insurance on each of our aircraft. We currently maintain commercial airline insurance with a major group of independent insurers that regularly participate in world aviation insurance markets including public liability insurance and coverage for losses resulting from the physical destruction or damage to our aircraft. However, there can be no assurance that the amount of such coverage will not be changed, or that we will not bear substantial losses from accidents. We could incur substantial claims resulting from an accident in excess of related insurance coverage that could have a material adverse effect on our results of operations and financial condition.

After the events of September 11, 2001, aviation insurers significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events (war-risk coverage). At the same time, they significantly increased the premiums for such coverage as well as for aviation insurance in general. We also purchased from the U.S. government third-party war-risk insurance coverage. This coverage has been extended by the FAA under the Homeland Security Act to December 31, 2006, after which time it is anticipated that the federal policy will be extended unless insurance for war-risk coverage in necessary amounts is available from independent insurers or a group insurance program is instituted by the U.S. carriers and the DOT. However, there can be no assurance that the federal policy will be renewed or an alternative policy can be obtained in the commercial market at a reasonable cost.

We are at risk of losses and adverse publicity in the event of an aircraft accident.

We are exposed to potential losses that may be incurred in the event of an aircraft accident. Any such accident could involve not only the repair or replacement of a damaged aircraft and its consequential temporary or permanent loss of revenue, but also significant potential claims of injured passengers and others. In addition, any aircraft accident or incident could cause a public perception that we are less safe or reliable than other airlines, which would harm our business.

We are at risk of losses in the event of an outbreak of diseases.

In 2003, there was an outbreak of Severe Acute Respiratory Syndrome (SARS), which primarily had an adverse impact on our Pacific operations. If there were another outbreak of a disease (such as SARS or avian influenza (Bird Flu)) that adversely affects travel behavior, it could have a material adverse impact on our operations.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect our current views with respect to certain current and future events and financial performance. These forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to our operations and business environment which may cause our actual results to be materially different from any future results, expressed or implied, in these forward-looking statements.

We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions, in this prospectus to identify forward-looking statements. These forward-looking statements are made based on our management’s expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors, including those factors discussed under the heading “Risk Factors” and elsewhere in this prospectus, relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus. The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. Accordingly, we will not receive any proceeds from the sale of the shares from the selling stockholders. However, we would receive the proceeds from the exercise of the warrants to purchase common stock which are expected to be held by the members of RC Aviation LLC (“RC Aviation”) to the extent that such warrants are exercised for cash. In the event that such warrants are exercised for cash, the aggregate proceeds received by us would be approximately $43,008,365. There can be no assurance concerning the number or the timing of the exercise of such warrants at this date. In addition, because the warrants expected to be held by the members of RC Aviation contain provisions allowing for the payment of the exercise price by the tender of our common stock by the holders of such warrants, there can be no assurance that we would receive all such proceeds even if the warrants are exercised. It is expected that any proceeds realized from the exercise of such warrants will be used by us for general corporate purposes.

SELLING STOCKHOLDERS

This prospectus relates to the resale of up to 16,974,446 shares of our common stock, par value $0.01 per share (the “Common Stock”) by the selling stockholders listed below. These shares include: (i) 10,000,000 shares of Common Stock owned directly by RC Aviation, (ii) 5,973,384 shares of Common Stock issuable upon exercise of the warrant held by RC Aviation (the “Common Stock Warrant”), (iii) 650,000 shares of Common Stock issued to three institutional investors in December 2004, and (iv) 351,062 shares of Common Stock issued to Donald J. Carty, one of our directors, in July 2004. As of March 31, 2006, RC Aviation, one of our principal stockholders, beneficially owned approximately thirty-six percent (36%) of our Common Stock.

As soon as practicable following the effective date of the registration statement of which this prospectus is a part, RC Aviation intends to distribute to its members (the “RC Aviation Members”) (i) 10,000,000 shares of Common Stock covered by this prospectus, and (ii) the Common Stock Warrant. Accordingly, as used herein, the term “selling stockholders” includes the RC Aviation Members, who after the date of this prospectus are expected to receive shares of Common Stock covered by this prospectus and warrants to purchase additional shares of Common Stock covered by this prospectus as a result of any such distributions from RC Aviation.

We have had the following relationships with certain of the selling stockholders during the past three years: (a) we entered into a Note Purchase Agreement with RC Aviation on June 1, 2005, pursuant to which RC Aviation and its members purchased from us Series A and Series B Subordinated Convertible Notes due June 1, 2010 (the “Notes”) for an aggregate principal amount of $60 million; (b) we granted to RC Aviation the Common Stock Warrant to purchase 6,855,685 shares of Common Stock, on July 8, 2005, (c) we entered into a Registration Rights Agreement, dated as of June 1, 2005, with RC Aviation relating to the registration of shares of Common Stock issuable upon exercise of the Common Stock Warrant; (d) we entered into a Restructuring Support Agreement, dated August 26, 2004, with RC Aviation, pursuant to which we and RC Aviation agreed to raise the funding necessary to meet the distribution and payment obligations under the Third Amended Joint Plan of Reorganization (the “Joint Plan”) of Hawaiian and to ensure that Hawaiian would have at least the minimum amount of cash required by the Joint Plan on the effective date of the Joint Plan; (e) we entered into a Stock Purchase Agreement, dated July 26, 2004, with Donald J. Carty, one of our directors who serves as the chairman of the audit committee and as a member of the compensation committee and governance and nominating committee, for the purchase and sale of 351,062 shares of Common Stock; (f) we entered into a Stock Purchase Agreement, dated December 8, 2004, with three institutional investors for the purchase and sale of 650,000 shares of Common Stock; and (g) we repurchased an aggregate of approximately $5.0 million, $1.9 million and $0.8 million in principal amount of the Notes at their face amount, plus accrued interest, on October 19, 2005, November 23, 2005 and November 25, 2005, respectively, and a corresponding portion of the Common Stock Warrant from RC Aviation. After giving effect to the warrant repurchases in connection with the Note repurchases, RC Aviation now holds a warrant to purchase 5,973,384 shares of Common Stock (a decrease of 882,301 shares from the 6,855,685 shares of Common Stock referred to in subsection (b) above).

Except as described herein, none of the selling stockholders listed in the table have held any position or office or have had a material relationship with us or any of our affiliates within the past three years.

The table below sets forth certain information known to us, based upon written representations from or on behalf of the selling stockholders, with respect to the beneficial ownership of our Common Stock by the selling stockholders as of March 31, 2006. The following table assumes that the selling stockholders sell all of their shares being offered under this prospectus. We are unable to determine the exact number of shares that will actually be sold. In the table below, the percentage of shares beneficially owned is based on 45,945,800 shares outstanding at March 31, 2006, determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within sixty days of such date through the exercise of any warrants, options or other rights. Each beneficial owner’s ownership percentage shown below is determined by including shares underlying options or warrants which are exercisable by such person currently or within 60 days following March 31, 2006, and excluding shares underlying options or warrants held by any other person. Notwithstanding the above, pursuant to the terms of the Common Stock Warrant, the holders thereof may not exercise such warrant to the extent such exercise would cause any such holder, together with its affiliates, any investment manager having discretionary investment authority over the accounts or assets of the holder, or any other persons whose beneficial ownership of our Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act, to have acquired a number of shares that would exceed 9.999% of our then outstanding Common Stock, including for purposes of such determination shares issuable upon exercise of the Common Stock Warrant. The restriction that prevents such holder from acquiring a number of shares that would exceed 9.999% of our then outstanding Common Stock may be waived by the holder of the Common Stock Warrant as to itself upon not less than 65 days notice to us. Our obligation to issue shares of Common Stock in excess of the limitation referred to above shall be suspended until such time, if any, as such shares of Common Stock may be issued in compliance with such limitation.

	Number of Shares Beneficially Owned Prior to the Offering			Number of Shares Being Offered		Shares Beneficially Owned After Offering (Assuming All Shares Being Offered Are Sold)
Name of Selling Stockholder	Number (a)		Percent	Number		Number		Percent (b)
RC Aviation LLC	18,621,963		35.9%	15,973,384	(1)	2,648,579		4.7%
RC Aviation Management, LLC	18,724,624		36.1%	1,864,040	(2)	2,751,240		4.9%
QVT Hawaiian LLC	2,003,978		4.4%	3,533,199	(3)	2,003,978		3.6%
DB Hawaiian LLC	—		*	883,299	(4)	—		*
Whitebox Hedged High Yield Partners LP	714,184		1.6%	1,190,960	(5)	714,184		1.3%
Whitebox Convertible Arbitrage Partners L.P.	694,318		1.5%	1,190,960	(6)	694,318		1.2%
Pandora Select Partners, LP	373,832		*	863,226	(7)	373,832		*
Whitebox Intermarket Partners, L.P.	243,098		*	357,318	(8)	243,098		*
Guggenheim Portfolio Company I, LLC	61,394		*	142,177	(9)	61,394		*
River Run RC Aviation Holding LLC	727,752		1.6%	1,784,720	(10)	727,752		1.3%
Watershed Capital Partners, L.P.	254,212	(11)	*	214,096	(12)	254,212	(11)	*
Watershed Capital Institutional Partners, L.P.	1,196,436	(13)	2.6%	1,298,776	(14)	1,196,436	(13)	2.1%
Watershed Capital Partners (Offshore), Ltd.	353,404	(15)	*	271,848	(16)	353,404	(15)	*
GPI Holdings, L.L.C.	275,610		*	585,602	(17)	275,610		*
Gryphon Hawaiian Holdings, LLC	413,415		*	317,647	(18)	413,415		*
Triage Capital Management, L.P.	—		*	28,588	(19)	—		*
Triage Capital Management B, L.P.	—		*	57,176	(20)	—		*
TOF Holdings LLC	—		*	231,882	(21)	—		*
Third Point Offshore Fund Ltd.	463,900		1.0%	141,180	(22)	463,900		*
Third Point Ultra Ltd.	54,500		*	24,566	(23)	54,500		*
Third Point Partners Qualified L.P.	46,600		*	11,426	(24)	46,600		*
Hotel Alpha Holding Company, LLC	2,415,735	(25)	5.1%	633,344	(26)	2,415,735		5.1%
Shadow Aviation, LLC	—		*	317,647	(27)	—		*
JMB Capital Partners LP	150,000		*	150,000	(28)	—		*
Morgan Stanley & Co. Incorporated	2,134,636		4.6%	250,000	(29)	1,884,636		3.4%
Third Point Partners L.P.	250,000		*	279,708	(30)	—		*
Donald J. Carty	351,062		*	351,062		—		*

* Represents ownership of less than 1% of Common Stock.

(a)      For purposes of this table, this column (i) includes shares of Common Stock currently held by the selling stockholders, but does not include shares of Common Stock that are beneficially owned by the selling stockholders, which beneficial ownership is attributable to their membership in RC Aviation, (ii) includes, in the case of RC Aviation and RC Aviation Management, LLC, shares of Common Stock issuable upon exercise of the Common Stock Warrant and (iii) does not include shares of Common Stock issuable upon conversion of the Notes, which become convertible into an aggregate of 13,793,103 shares of Common Stock at any time after June 2, 2006, unless redeemed prior to such date.

(b)      For purposes of this table, this column assumes that the 5,973,384 shares of Common Stock  issuable upon exercise of the Common Stock Warrant are issued and outstanding.

(1).

Represents 10,000,000 shares of Common Stock owned directly by RC Aviation and a warrant to purchase 5,973,384 shares of Common Stock. As described herein under “Plan of Distribution,” RC Aviation intends to distribute the

10,000,000 shares of Common Stock and the Common Stock Warrant to purchase 5,973,384 shares of Common Stock to the RC Aviation Members as soon as practicable after the effective date of the registration statement of which this prospectus is a part.

(2).

Represents 1,105,882 shares of Common Stock and a warrant to purchase 758,158 shares of Common Stock, such shares and warrant expected to be distributed by RC Aviation after the effective date of the registration statement of which this prospectus is a part.

(3).

Represents 2,371,765 shares of Common Stock and a warrant to purchase 1,161,434 shares of Common Stock, such shares and warrant expected to be distributed by RC Aviation after the effective date of the registration statement of which this prospectus is a part. The warrant to purchase 1,161,434 shares of our Common Stock is exercisable only to the extent that the number of shares issuable upon exercise of the Common Stock Warrant, together with all other shares of Common Stock then-owned by QVT Hawaiian LLC would not exceed 9.999% of our then-outstanding Common Stock as determined in accordance with Section 13(d) of the Exchange Act.

(4).

Represents 592,941 shares of Common Stock and a warrant to purchase 290,358 shares of Common Stock, such shares and warrant expected to be distributed by RC Aviation after the effective date of the registration statement of which this prospectus is a part.

(5).

Represents 794,118 shares of Common Stock and a warrant to purchase 396,842 shares of Common Stock, such shares and warrant expected to be distributed by RC Aviation after the effective date of the registration statement of which this prospectus is a part.

(6).

Represents 794,118 shares of Common Stock and a warrant to purchase 396,842 shares of Common Stock, such shares and warrant expected to be distributed by RC Aviation after the effective date of the registration statement of which this prospectus is a part.

(7).

Represents 727,941 shares of Common Stock and a warrant to purchase 135,285 shares of Common Stock, such shares and warrant expected to be distributed by RC Aviation after the effective date of the registration statement of which this prospectus is a part.

(8).

Represents 225,000 shares of Common Stock and a warrant to purchase 132,318 shares of Common Stock, such shares and warrant expected to be distributed by RC Aviation after the effective date of the registration statement of which this prospectus is a part.

(9).

Represents 105,882 shares of Common Stock and a warrant to purchase 36,295 shares of Common Stock, such shares and warrant expected to be distributed by RC Aviation after the effective date of the registration statement of which this prospectus is a part.

(10).

Represents 1,058,824 shares of Common Stock and a warrant to purchase 725,896 shares of Common Stock, such shares and warrant expected to be distributed by RC Aviation after the effective date of the registration statement of which this prospectus is a part.

(11).	This figure does not include 127,017 shares of Common Stock currently held by RC Aviation, but beneficially owned by Watershed Capital Partners, L.P.

(12).

Represents 127,017 shares of Common Stock and a warrant to purchase 87,079 shares of Common Stock, such shares and warrants currently held by RC Aviation. Watershed Capital Partners, L.P. (“Watershed”) has the right to receive such shares as a distribution in-kind from RC Aviation upon the earlier of (i) the effective date of the registration statement of which this prospectus is a part and (ii) January 31, 2006, but based on information supplied by Watershed, to date has not requested the distribution of such shares. Watershed may receive such warrants as a distribution-in-kind from RC Aviation pursuant to the terms of RC Aviation’s operating agreement.

(13).	This figure does not include 770,527 shares of Common Stock currently held by RC Aviation, but beneficially owned by Watershed Capital Institutional Partners, L.P.

(14).

Represents 770,527 shares of Common Stock and a warrant to purchase 528,249 shares of Common Stock, such shares and warrants currently held by RC Aviation. Watershed Capital Institutional Partners, L.P. (Watershed Institutional”) has the right to receive such shares as a distribution in-kind from RC Aviation upon the earlier of (i) the effective date of the registration statement of which this prospectus is a part and (ii) January 31, 2006, but based on information supplied by Watershed Institutional, to date has not requested the distribution of such shares. Watershed Institutional may receive such warrants as a distribution-in-kind from RC Aviation pursuant to the terms of RC Aviation’s operating agreement.

(15).	This figure does not include 161,280 shares of Common Stock currently held by RC Aviation, but beneficially owned by Watershed Capital Partners (Offshore), Ltd.

(16).

Represents 161,280 shares of Common Stock and a warrant to purchase 110,568 shares of Common Stock, such shares and warrants currently held by RC Aviation. Watershed Capital Partners (Offshore), Ltd. (“Watershed Offshore”) has the right to receive such shares as a distribution in-kind from RC Aviation upon the earlier of (i) the effective date of the registration statement of which this prospectus is a part and (ii) January 31, 2006, but based on information supplied by Watershed Offshore, to date has not requested the distribution of such shares. Watershed Offshore may receive such warrants as a distribution-in-kind from RC Aviation pursuant to the terms of RC Aviation’s operating agreement.

(17).

Represents 211,765 shares of Common Stock and a warrant to purchase 373,837 shares of Common Stock, such shares and warrant expected to be distributed by RC Aviation after the effective date of the registration statement of which this prospectus is a part.

(18).   Represents 317,647 shares of Common Stock, such shares expected to be distributed by RC Aviation after the effective date of the registration statement of which this prospectus is a part.

(19).   Represents 28,588 shares of Common Stock, such shares expected to be distributed by RC Aviation after the effective date of the registration statement of which this prospectus is a part.

(20).   Represents 57,176 shares of Common Stock, such shares expected to be distributed by RC Aviation after the effective date of the registration statement of which this prospectus is a part.

(21).   Represents 231,882 shares of Common Stock, such shares expected to be distributed by RC Aviation after the effective date of the registration statement of which this prospectus is a part.

(22).   Represents a warrant to purchase 141,180 shares of Common Stock, such warrant expected to be distributed by RC Aviation after the effective date of the registration statement of which this prospectus is a part.

(23).   Represents a warrant to purchase 24,566 shares of Common Stock, such warrant expected to be distributed by RC Aviation after the effective date of the registration statement of which this prospectus is a part.

(24).   Represents a warrant to purchase 11,426 shares of Common Stock, such warrant expected to be distributed by RC Aviation after the effective date of the registration statement of which this prospectus is a part.

(25).   This figure does not include 172,414 shares of Common Stock issuable upon the exercise a warrant which was issued to such holder in connection with the refinancing of our term B credit facility and which becomes exercisable only upon the acquisition of specific assets by Hawaiian or upon the satisfaction of certain other conditions.

(26).   Represents a warrant to purchase 633,344 shares of Common Stock, such warrant expected to be distributed by RC Aviation after the effective date of the registration statement of which this prospectus is a part.

(27).   Represents 317,647 shares of Common Stock, such shares expected to be distributed by RC Aviation after the effective date of the registration statement of which this prospectus is a part.

(28).   Represents 150,000 shares of Common Stock acquired pursuant to a Stock Purchase Agreement, dated December 8, 2004, by and among the Company and the institutional investors party thereto.

(29).   Represents 250,000 shares of Common Stock acquired pursuant to a Stock Purchase Agreement, dated December 8, 2004, by and among the Company and the institutional investors party thereto.

(30).   Represents a warrant to purchase 29,708 shares of Common Stock, such warrant expected to be distributed by RC Aviation after the effective date of the registration statement of which this prospectus is a part and 250,000 shares of Common Stock acquired pursuant to a Stock Purchase Agreement, dated December 8, 2004, by and among the Company and the institutional investors party thereto.

PLAN OF DISTRIBUTION

We are registering the resale of the shares of our Common Stock on behalf of the selling stockholders. As used in this prospectus, the term selling stockholders includes pledgees, transferees or other successors-in-interest selling shares received from the selling stockholders as pledgors, borrowers or in connection with other non-sale-related transfers after the date of this prospectus. This prospectus may also be used by transferees of the selling stockholders, including, without limitation, the RC Aviation Members as described below and broker-dealers or other transferees who borrow or purchase the shares to settle or close out short sales of shares of Common Stock. The selling stockholders will act independently of us in making decisions with respect to the timing, manner, and size of each sale or non-sale-related transfer.

As soon as practicable following the effective date of the registration statement of which this prospectus is a part, RC Aviation intends to distribute to the RC Aviation Members (i) the 10,000,000 shares of Common Stock covered by this prospectus, and (ii) the Common Stock Warrant. The timing and amount of the foregoing distributions of shares and warrants are subject to the discretion of the managing member of RC Aviation in accordance with its organizational documents and agreements with its members.

This prospectus covers the selling stockholders’ resale of up to 16,974,446 shares of Common Stock. The shares of our Common Stock covered by this prospectus may be offered and sold from time to time by the selling stockholders and as described herein. The selling stockholders may sell the shares on the American Stock Exchange, the Pacific Exchange, any other exchange or market on which the shares of our Common Stock are then traded, or in private sales at negotiated prices.

A selling stockholder may use any one or more of the following methods when selling shares:

•              ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•              block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•              purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•              an exchange distribution in accordance with the rules of the applicable exchange;

•              privately negotiated transactions;

•              settlement of short sales entered into after the date of this prospectus;

•              broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•              a combination of any such methods of sale;

•              through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•              any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our Common Stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our Common Stock short and deliver these securities to close out their short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify certain of the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has represented to us that it has not entered into any agreements, understandings or arrangements, directly or indirectly, with any underwriter, broker-dealer or other person regarding the sale or other distribution of the shares of Common Stock to be sold pursuant to this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares to be sold pursuant to this prospectus may not simultaneously engage in market making activities with respect to our Common Stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our Common Stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

Certain of the selling stockholders may be affiliates of a broker-dealer. Each of the selling stockholders has represented to us that it purchased the securities to be resold pursuant to this prospectus in the ordinary course of business and, at the time of the purchase of such securities, had no agreements or understandings, directly or indirectly, with any person to distribute such securities. We are not aware of any plans, arrangements or undertakings between the selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the Common Stock covered by this prospectus by the selling stockholders.

We and certain of the selling stockholders have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact contained in the registration statement of which this prospectus is a part, or any omission or alleged omission to state in the registration statement a material fact required to be stated therein or necessary to make the statement therein not misleading.

LEGAL MATTERS

Certain legal matters with respect to the securities offered hereby will be passed upon for us by Dechert LLP, New York, NY.

EXPERTS

Our consolidated financial statements and schedule, Hawaiian’s financial statements and schedule, and our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, all appearing in our Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Such financial statements and management’s assessment are incorporated by reference in reliance upon such reports given on the authority of Ernst & Young LLP as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Exchange Act and we file reports, proxy statements and other information with the SEC. Our SEC filings and the registration statement and the exhibits and schedules thereto may be inspected and copied at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (http://www.sec.gov) that contains our SEC filings.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus and any prospectus supplement the information it provides in documents filed with the SEC, which means that we can disclose important information by referring to those documents. The information incorporated by reference is an important part of this prospectus and any prospectus supplement. Any statement contained in a document that is incorporated by reference in this prospectus and any prospectus supplement is automatically updated and superseded if information contained in this prospectus and any prospectus supplement, or information that we later file with the SEC, modifies and replaces this information. We incorporate by reference the following documents that we have filed with the SEC:

•      Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•      Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005;

•      Current Report on Form 8-K filed on February 14, 2006;

•      Current Report on Form 8-K filed on March 15, 2006;

•      Current Report on Form 8-K filed on March 17, 2006;

•      Current Report on Form 8-K filed on March 22, 2006;

•      Current Report on Form 8-K filed on April 14, 2006; and

•      the description of the Company’s Common Stock contained in the Company’s Registration Statement on Form 8-A, filed on August 26, 2002 and the Amendments to Form 8-A on Form 8 filed on August 29, 2002, including any amendment or report filed for the purpose of updating such description.

In addition, all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or that deregisters all securities remaining unsold, will be considered to be incorporated by reference into this prospectus and to be a part of this prospectus from the dates of the filing of such documents.

You may request a free copy of any of the documents incorporated by reference by writing or telephoning us at the following address:

Hawaiian Holdings, Inc.
3375 Koapaka Street, Suite G-350
Honolulu, HI 96819
(808) 835-3700
Attention: Secretary

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses (subject to future contingencies) payable by us in connection with the issuance and distribution of our securities being registered hereby. All amounts are estimated except the SEC registration fee:

Expenses	Amount
SEC registration fee	$5,374
Printing and engraving expenses	20,000
Legal fees and expenses	250,000
Accounting fees and expenses	250,000
Miscellaneous expenses	10,000
Total	$535,374

Item 15. Indemnification of Directors and Officers.

Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) provides in relevant part that a corporation may indemnify any officer or director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our Certificate of Incorporation limits the liability of directors, for monetary damages for breaches of fiduciary duties as a director, to the fullest extent permitted by Delaware law. Our Bylaws provide for the indemnification of our directors and officers and state that the Company shall pay the expenses (including attorneys’ fees) incurred by a director or officer defending any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under our By-laws or otherwise.

Pursuant to Item 510 of Regulation S-K, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors or officers pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

Holdings maintains a global directors’ and officers’ liability insurance policy that provides coverage to its directors and officers.

Item 16. Exhibits.

2.1

Third Amended Joint Plan of Reorganization of Joshua Gotbaum, as Chapter 11 Trustee for Hawaiian Airlines, Inc., the Official Committee of Unsecured Creditors, HHIC, Inc., Hawaiian Holdings, Inc., and RC Aviation LLC, dated as of March 11, 2005 (filed as Exhibit 2.01 to the Form 8-K filed by Hawaiian Holdings, Inc. on June 7, 2005). *

2.2

Order Confirming Third Amended Joint Plan of Joshua Gotbaum, as Chapter Trustee for Hawaiian Airlines, The Official Committee of Unsecured Creditors, HHIC, Inc., the Company and RC Aviation, dated as of March 11, 2005, as amended (filed as Exhibit 2.02 to the Form 8-K filed by Hawaiian Holdings, Inc. on June 7, 2005).*

5.1	Opinion of Dechert LLP.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Dechert LLP (included in Exhibit 5.1).

24.1	Power of Attorney (filed as Exhibit 24.1 to the Form S-1, File No. 333-129503, and Amendment No. 1 thereto, filed by Hawaiian Holdings, Inc. on November 7, 2005 and April 10, 2006, respectively).*

*                                         Previously filed; incorporated herein by reference.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

1.               To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.              To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.        To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided however, that:

A.        Paragraphs (1)(i) and (1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

B.        Paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

C.        Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

2.          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.          That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.              If the Registrant is relying on Rule 430B:

A.        Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.        Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or  prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.           If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.          That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.              Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

ii.           Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

iii.        The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

iv.       Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Honolulu, State of Hawaii, on April 21, 2006.

HAWAIIAN HOLDINGS, INC.

By:	/s/ PETER R. INGRAM
Name: Peter R. Ingram
Title: Executive Vice President, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MARK B. DUNKERLEY	President,	April 21, 2006
Mark B. Dunkerley	Chief Executive Officer and Director
(Principal Executive Officer)

/s/ PETER R. INGRAM	Executive Vice President, Chief Financial	April 21, 2006
Peter R. Ingram	Officer and Treasurer (Principal Financial
Officer and Principal Accounting Officer)

/s/ LAWRENCE S. HERSHFIELD*	Director	April 21, 2006
Lawrence S. Hershfield	(Chairman of the Board)

/s/ RANDALL L. JENSON	Director	April 21, 2006
Randall L. Jenson

/s/ GREGORY S. ANDERSON*	Director	April 21, 2006
Gregory S. Anderson

/s/ BERT T. KOBAYASHI, JR.*	Director	April 21, 2006
Bert T. Kobayashi, Jr.

/s/ DONALD J. CARTY*	Director	April 21, 2006
Donald J. Carty

/s/ THOMAS B. FARGO*	Director	April 21, 2006
Thomas B. Fargo

/s/ ERIC C.W. NICOLAI*	Director	April 21, 2006
Eric C.W. Nicolai

/s/ WILLIAM S. SWELBAR*	Director	April 21, 2006
William S. Swelbar

*By:	/s/ RANDALL L. JENSON
Randall L. Jenson, as Attorney-In-Fact